Exhibit 99.1

                         ANNUAL STATEMENT OF COMPLIANCE


                      OFFICER'S CERTIFICATE OF THE SERVICER

In compliance with Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2003-1 and Zions First National Bank, as Trustee, dated as of January 1, 2003, I, Terry J. Heimes, certify that:

     1. A review of the activities of the Master Servicer during the preceding calendar year and of its performance under the Master Servicing Agreement has been made under my supervision; and

     2. Based on my knowledge of such review, the Master Servicer has fulfilled all its obligations under the Master Servicing Agreement throughout such year.

March 20, 2006




By:     /s/ Terry J. Heimes
        --------------------------------
        Terry J. Heimes
        Chief Financial Officer,
        Treasurer,
        NELN, Inc. (f.k.a Nelnet, Inc.)